40-33

AIM INVESTMENTS

Branch 18
811-7758

RECD S.E.C.
AUG 3 1 2004
1086

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION RECEIVED AUG 2004 WASH. D.C. 155

August 25, 2004

VIA CERTIFIED MAIL/RRR

04043483

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Unopposed Motion to Extend the Deadline for A I M Advisors, Inc and A I M Distributors, Inc to move, Answer or Otherwise Plead** in *Ferdinando Papia, et al. v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
SEP 2 0 2004
THOMSON FINANCIAL

S:\srr\Litigation\Papia v AIM\Corr\L-082504SEC.doc
082504 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,	§	
Plaintiffs,	§	**CIVIL ACTION NO. 04-CV-2583**
vs.	§	
	§	**Assigned: Hon. Nancy Atlas**
A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	§	
Defendants.	§	

<u>*UNOPPOSED* MOTION TO EXTEND THE DEADLINE FOR A I M ADVISORS, INC. AND A I M DISTRIBUTORS, INC. TO MOVE, ANSWER OR OTHERWISE PLEAD</u>

Pursuant to Fed. R. Civ. P. 12, Defendants A I M Advisors, Inc. and A I M Distributors, Inc. (collectively, the "A I M Defendants") file this ***Unopposed*** Motion to Extend the A I M Defendants' Deadline to September 17, 2004 to Move, Answer or Otherwise Plead in response to Plaintiffs' Complaint, and, in support hereof, would show the Court as follows:

1. *Papia, et al. v. A I M Advisors, Inc., et al.*, was filed initially in the Middle District of Florida, Tampa Division, on April 29, 2004. The parties initially addressed procedural issues on moving the instant action to the Southern District of Texas, where the A I M Defendants contend proper venue lies. On June 23, 2004, the presiding judge, the Honorable Elizabeth A. Kovacevich, entered an Order Transferring this Case to the Southern District of Texas, Houston Division. On July 1, 2004, this case was docketed in the Southern District of Texas and assigned to this Court.

2. Since then, the A I M Defendants filed a motion seeking to consolidate for pretrial purposes a second case pending in the Southern District of Texas, *Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, No. 04-CV-2555, which was also initially filed in the Middle District of Florida, Tampa Division, but transferred to the Southern District of Texas, the Honorable Vanessa Gilmore, on July 7, 2004. The A I M Defendants have requested such consolidation to occur before this Court as it presides over the earlier filed case. Plaintiffs are unopposed to that motion to consolidate.

3. Given the length of the pleadings and the other procedural issues that were first addressed, the A I M Defendants are continuing to prepare their response to the Complaint. In light of scheduling issues, the A I M Defendants seek to extend the deadline by which they move, answer or otherwise plead in response to the Original Complaint. Plaintiff's counsel, Robin Harrison, confirmed for the A I M Defendants that Plaintiffs are unopposed to the requested extension. This extension is not sought for delay but so that justice may be done.

<u>Prayer</u>

WHEREFORE, A I M Advisors, Inc. and A I M Distributors, Inc. respectfully request that the Court enter an order extending the deadline for A I M Advisors, Inc. and A I M Distributors, Inc. to move, answer or otherwise plead in response to the Complaint until September 17, 2004.

DATED: August 17, 2004

Respectfully submitted,

By: ______________________________
Charles S. Kelley
State Bar No. 11199530
Fed. I.D. No. 15344
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002-2730
(713) 221-1651 / (713) 224-6410 (Facsimile)

ATTORNEY-IN-CHARGE FOR DEFENDANTS
A I M ADVISORS, INC. AND
A I M DISTRIBUTORS, INC.

OF COUNSEL:

Daniel A. Pollack
Fed. I.D. No. 9207
Ed McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 W. 47th St.
New York, NY 10036
(212) 575-4700 / (212) 575-6560 (Facsimile)

Jeremy Gaston
State Bar No. 24012685
Christopher Richart
State Bar No. 24033119
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana St., Suite 3600
Houston, Texas 77002
(713) 221-1651 / (713) 224-6410 (Facsimile)

CERTIFICATE OF CONFERENCE

I hereby certify that on August 13, 2004, I received a voice-mail message from Robin Harrison, counsel for Plaintiffs, who indicated that Plaintiffs were unopposed to an extension until September 17, 2004 for the A I M Defendants to move, answer or otherwise plead in response to the Complaint.

____
Charles S. Kelley

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing document was served upon the following counsel of record via first class mail, postage prepaid on this 17 day of August, 2004.

Robin L. Harrison
Campbell Harrison & Dagley L.L.P.
909 Fannin Street, Suite 4000
Houston, Texas 77010

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman LLC
174 East Bay Street
Charleston, SC 29401

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Charles S. Kelley

4/0 - 33

AIM INVESTMENTS[SM]

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Distributors, Inc.

August 25, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 31 2004
WASH. D.C. 155

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., one copy of **Affidavit of Herman C. Ragan and Defendants INVESCO Funds Group, Inc's** and **A I M Distributors, Inc's Intial Disclosures Pursuant to Rule 26(a)(1)** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-082504SEC.doc
082504 (1) vtt

IN THE UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated, Plaintiffs,	)	
V.	)	**Complaint-Class Action No.: 3:04cv00031**
INVESCO FUNDS GROUP, and AIM DISTRIBUTORS, INC., Defendants.	)	

AFFIDAVIT OF HERMAN C. RAGAN

Before me, the undersigned authority, personally appeared Herman C. Ragan, who, after being first duly sworn by me, deposes and states that he has personal knowledge of the following:

1. At all time relevant to these proceedings my address has been 5115 Forest Lake Road, Eastman, Dodge County, Georgia.

2. Around the beginning of 1998, I saw an advertisement by Defendants in a financial magazine, possibly Money Magazine, soliciting investors in their mutual funds. I wrote to the address listed in the advertisement for additional information. Upon receipt of additional information from Defendants, I invested in certain mutual funds offered by them, which were known as FIDYX, FLRFX and FHLSX.

3. To my understanding, the magazine was a national publication.

4. As a result of my response to Defendants' advertisement, I began receiving communication from Defendants at my residential address in Georgia regarding my investments with them.

FURTHER AFFIANT SAITH NOT.

Herman C. Ragan
AFFIANT

STATE OF Georgia)
COUNTY OF Dodge)

SWORN TO AND SUBSCRIBED before me this 9th day of August, 2004.

KATHY PURVIS NOTARY PUBLIC

Kathy Purvis
Notary Public
Commission expires: ____________

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,

Plaintiff,

-against-

INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,

Defendants.

Case No. CV304-031

DEFENDANTS INVESCO FUNDS GROUP, INC.'s AND A I M DISTRIBUTORS, INC.'s INITIAL DISCLOSURES PURSUANT TO RULE 26(a)(1)

Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc., for their initial disclosures, pursuant to Rule 26(a)(1), Fed. R. Civ. P., state:

1. This initial disclosure is made upon a good faith review of information reasonably available at this time. Defendants reserve the right to make subsequent disclosures in the course of discovery.

2. Defendants in making their initial disclosures, expressly reserve any and all objections including, but not limited to, "relevance", materiality, competence, privilege, overbreadth, undue burden, or other grounds.

INITIAL DISCLOSURES

Subject to the foregoing reservations and exceptions, and without waiver thereof, defendants respond to the initial disclosure items under Fed. R. Civ. P. Rule 26(a)(1) as follows:

I. Persons Potentially With Information

On Exhibit A (attached hereto), defendants identify the name and work address (city and state) of individuals who are likely to have discoverable information that may be used to support their defenses, along with the subjects of such information.

By making the foregoing disclosures, defendants do not concede that all of these individuals should necessarily be deposed. Defendants expressly reserve the right to object to the deposition of any of these persons as discovery proceeds.

II. Document Categories/Locations

On Exhibit B (attached hereto), defendants describe, by category, documents that bear on their defenses. These documents are believed to be in the custody of A I M in Houston, Texas.

III. Insurance Agreements

Defendants deny that they are liable for any damages claimed in the Complaint. However, assuming that any such damages were to be assessed against defendants, all or part of such damages may be covered under insurance policies, copies of which will be provided under separate cover.

Dated: August 9, 2004

THOMAS W. TUCKER
Georgia Bar No. 717975

OF COUNSEL:

TUCKER, EVERITT, LONG, BREWTON & LANIER
Post Office Box 2426
Augusta, Georgia 30903
(706) 722-0771

DANIEL A. POLLACK
EDWARD T. MCDERMOTT
ANTHONY ZACCARIA

OF COUNSEL:

POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
(212) 575-4700
(212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc.

EXHIBIT A

Name	Work Address	Position	Subject
Robert Baker	Castle Rock, CO	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans
James Bunch	Denver, CO	Disinterested Trustee of AIM and INVESCO Funds (formerly, solely a Disinterested Trustee of INVESCO Funds)	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans
Sidney M. Dilgren	Houston, TX	Director – Fund Administration, A I M Advisors, A I M Distributors	Distribution fees
Robert H. Graham	Houston, TX	Chairman of the Board of Trustees, Chairman of AIM and Trustee of Funds	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans
Dawn M. Hawley	Houston, TX	Chief Financial Officer, A I M Advisors, A I M Distributors	Profitability
David E. Hessel	Houston, TX	Finance Director, A I M Advisors, A I M Distributors	Profitability
Sheri Steward Morris	Houston, TX	Assistant Fund Accounting Controller, A I M Advisors, A I M Distributors	Distribution fees
Gene Needles	Houston, TX	Director – Retail Marketing, A I M Distributors	Nature and quality of distribution services
Dana R. Sutton	Houston, TX	Former Director – Fund Administration, A I M Advisors, A I M Distributors	Distribution fees
Gary K. Wendler	Houston, TX	Market Research and Analysis Manager	Fund performance analysis
Mark H. Williamson	Houston, TX – (3 days/week) Atlanta, Georgia – (2 days/week)	Chief Executive Officer of AIM and Trustee of Funds	Board of Trustees' consideration of distribution agreements and Rule 12b-1 Plans

EXHIBIT B

Documents

Documents relating to the 12b-1 fees paid by the Funds and/or the services rendered for those 12b-1 fees, including but not limited to:

1. Distribution Agreements.

2. Rule 12b-1 Distribution Plans for the Funds.

3. Rule 12b-1 reports (quarterly and annual) presented to the Board of Trustees.

4. Minutes of trustees' meetings and board book materials about the closing of the Funds to certain investors and/or the approvals of the 12b-1 Plans and Distribution Agreements.

CERTIFICATE OF SERVICE

This is to certify that on the 23d day of August, 2004, I served a copy of the within and foregoing DEFENDANTS' INVESCO FUNDS GROUP, INC.'S AND A I M DISTRIBUTORS, INC.'S INITIAL DISCLOSURES PURSUANT TO RULE 26(a)(1)upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203

THOMAS W. TUCKER
Georgia Bar No. 717975